■ Sit Investment Associates, Inc. ■

International Investment Outlook & Strategy

October 12, 2009

Investment Outlook

Our 2009 global GDP forecast of -1.0 percent has been revised up from last quarter's forecast of -2.3 percent, as the worst of the downturn now appears to be behind us. We believe our current forecast factors the majority of the negative news, most of which occurred in the first half of 2009. For 2010, we believe most regions will no longer be in recession and will likely see significant growth, albeit from a low base. Some of this growth may be temporary given the massive monetary and fiscal stimulus that is now beginning to take effect. However, beyond this short-term rebound, we expect growth to be more subdued in the longer-term, as virtually every developed nation is facing massive deficits and other structural issues. Rising unemployment and lack of consumption growth yields our sub-par 2010 global GDP growth forecast of +2.4 percent. Turning to the U.S., there is now ample evidence to suggest the economy has bottomed. The 2009 GDP growth forecast is -2.5 percent and we estimate 2010 growth of at least +1.5 percent. As noted last quarter, our euro area and UK GDP growth estimates for 2009 remain unchanged at -4.0 percent and -3.5 percent, respectively. For developed Europe, we expect 2010 GDP growth of +1.0 percent. Turning to the Pacific Region, Japan is in poor economic shape. Our forecast of -5.5 percent GDP growth in 2009 remains unchanged, and we forecast growth of only +0.5 percent in 2010 as the strengthening yen, deflationary pressures, and consumer weakness weigh on the economy. Asia ex-Japan continues to exhibit the strongest growth; we estimate GDP growth of at least +7.5 percent in 2010, on top of +5.5 percent GDP growth in 2009. We expect China's GDP growth to further accelerate in the second half of this year and bring the 2009 figure above +8.0 percent. 2010 growth will likely top this year's level. India is also reporting strong GDP growth and should expand in excess of +6.0 percent in 2009 and 2010. Our global economic forecasts are contained in Exhibit A. Exhibit B illustrates that the latest OECD Composite Leading Indicators signal a significant recovery in all major economies. Exhibit C highlights the higher growth potential for developing economies over advanced economies, supporting our positive view of emerging markets.

As noted last quarter, the reflation trade continued to gain steam as many basic material commodities hit near-record or record levels. Energy commodity prices also remained quite strong, with natural gas prices in the U.S. finally participating at the end of the third quarter, from very low levels. The agricultural commodities were one of the few commodity groups to remain relatively weak. We believe that despite the material liquidity being pumped into most economies, there will be negligible inflation in 2009. In 2010, we think inflation will reach more normalized levels, as the global economy recovers and central banks adjust their monetary policies in order to control potential inflation. We are monitoring the data, as we think inflation could have a big impact in some regions. In other regions, such as Japan, deflation poses a bigger threat. Exhibits A and D display our inflation outlook.

Most central banks across the world cut rates late last year and earlier this year and have since held rates steady, see Exhibit E. Given that we are seeing signs of an economic recovery in virtually every country, it should come as no surprise that there is much rhetoric about central bank rate hikes. While we don't expect all central banks to raise rates this year, we wouldn't be surprised to see more Asian countries take similar action to Australia's 25 basis point hike that occurred on October 6th. The Reserve Bank of Australia benchmark interest rate is now at 3.25 percent; it had been at 3.0 percent since April. While we were surprised Australia raised rates this early, the Australian economy is better positioned than most given its strong basic materials exposure. Within developed markets, we don't anticipate that the U.S. Federal Reserve, European Central Bank (ECB), Bank of England (BOE) or Bank of Japan (BOJ) will raise rates until sometime in 2010, at the earliest. The U.S. Fed, ECB, BOE, and BOJ remain at historically low levels of 0 to 0.25 percent, 1.25 percent, 0.5 percent, and 0.1 percent, respectively. In China, we believe the government will continue to promote pro-growth initiatives and will unlikely raise rates later this year.

In the third quarter, currencies that were most exposed to commodities, such as the Australian dollar and Brazilian real, appreciated meaningfully relative to the U.S. dollar. Although there was significant appreciation in commodity-related currencies, most other currencies also saw solid appreciation. The British pound was one of the few currencies that depreciated relative to the U.S. dollar, albeit down only -2.9 percent. However, on a year-to-date basis, the British pound still looks strong relative to other European currencies, up +11.2 percent against the U.S. dollar. The euro continued its modest appreciation, up +4.2 percent for the third quarter. While the Japanese yen strengthened only marginally in the second quarter, there was significant appreciation of +7.8 percent in the third quarter. But, it appears that the new Finance Minister, Mr. Hirohisa Fujii, will not intervene to stem a rise in the yen, lending great uncertainty to the future direction of that currency. There also appears to be a carry trade investment (selling the U.S. dollar and buying a foreign currency) to take advantage of the very low U.S. interest rates. We are marginally increasing our euro range to $1.40 to $1.50, as there may be more appreciation in 2009; however, in 2010 we believe there may be modest depreciation. We anticipate a similar trend for the British pound and are increasing our forecasted range to $1.50 to $1.70. As noted earlier, the yen has seen significant strength; our new range is now ¥80 to ¥100. Exhibits A, F, and G detail our currency outlook and historical currency performance.

In looking at various valuation metrics, several markets continue to look attractive, even with the equity market appreciation seen in the third quarter. On a forward P/E basis, the UK and Europe ex-UK markets are the most attractive at 12.8x and 13.5x, respectively, compared to 14.8x for the world average. Japan looks the least expensive on a P/E basis, relative to its post-1990 average, trading at more than a 32 percent discount. It is a similar picture when looking at EV/EBITDA multiples. The UK and Europe ex-UK are the least expensive at 6.9x and 6.8x, respectively, relative to the current world average of 7.6x. Japan looks attractive at 8.4x relative to its post-1990 average of 9.8x. Global free cash flow yields remain very strong. The European markets appear the most attractive, with free cash flow yields of 5.2 percent in Europe ex-UK and 6.2 percent in the UK. While Asia ex-Japan does not look as cheap as it once did, we believe there are many growth investment opportunities in the region. Exhibit H displays global equity valuations.

INVESTMENT STRATEGY

Third quarter performance continued the strength we saw in the second quarter. Most international equity markets rose in excess of 20 percent in the third quarter, with the most notable exception being Japan. As companies reported better-than-expected second quarter earnings, mostly due to cost-cutting initiatives rather than top line growth, the equity markets responded very positively. In addition, the markets are moving higher on anticipated better than expected third quarter earnings, along with less negative economic data. Exhibit F outlines regional and country performance.

Financial, retail, consumer-discretionary, and other cyclical stocks led global equity market performance in the third quarter. Commodity-related stocks also performed well as investors were trying to anticipate the reflation trade. Even though we believe there are serious structural issues for most countries and there is risk of a second shoe to drop, we also believe that these concerns are longer-term oriented and will be unlikely to materially impact the equity markets negatively over the next twelve months. Therefore, we are opportunistically increasing our exposure to the above-mentioned sectors. However, given our commitment to maintaining a well-balanced portfolio, we are keeping some exposure to consumer staples, healthcare, technology, telecommunications, and other less economically-sensitive sectors. In general, we favor high-quality, unit growth companies with pricing flexibility, revenue growth, and margin expansion potential. Earnings expectations were ratcheted down dramatically in the first half of 2009 and now look to be at more reasonable levels, even though earnings are being driven by cost cutting measures. We have yet to see material revenue growth. We remain sanguine about companies that are true growth stories, with strong free cash flow, healthy balance sheets, low debt levels, proactive management teams, and attractive valuations, as we believe stock price appreciation over the longer term will be driven by fundamentals. We still believe that emerging market exposure is desirable, as these regions are recovering more quickly and have the best long-term growth prospects. Given our confidence in emerging markets, we favor infrastructure-related industries that will benefit from government-induced economic stimulus, along with domestic consumption beneficiaries. As stated last quarter, merger and acquisition activity is beginning to pick up, signaling a return of confidence to the market.

Global equity markets appear to be pricing in an economic recovery. We remain confident that the U.S. and Asia ex-Japan will lead the global economy out of the current economic downturn. The U.S. was the first to slow and has been proactive, from the perspective of both monetary and fiscal policy. Asia ex-Japan, specifically China and India, has also used aggressive monetary policy to stimulate domestic consumption and growth. Therefore, we are continuing to target an overweight position in Asia ex-Japan relative to the benchmark. We remain underweight in Japan due to weak domestic consumption, structural issues, and better opportunities elsewhere in the world. Within Japan, we have a balanced portfolio of export beneficiaries, consumption plays, and restructuring participants. In Europe, we remain underweight the benchmark, given our belief that there are better opportunities in emerging markets. Within Europe, part of our focus is on stocks with exposure to emerging markets.

KEY HIGHLIGHT TOPICS IN EUROPE

Definitive Signs of an Economic Recovery

As noted last quarter, we are seeing stabilization and signs of a recovery in Europe. While some countries, such as Spain, are experiencing deteriorating economic conditions, other countries, such as Germany and France, are recovering. Unemployment continues to be weak; however, downward retail sales seem to be slowing. Sentiment has been improving for the past seven months and the housing markets appear to have bottomed. While industrial orders are expanding, we are carefully watching inflation as it may become more of an issue in 2010.

- Given that unemployment is a lagging indicator, it should come as no surprise that it continues to rise. Seasonally adjusted unemployment levels reached 9.6 percent in the euro area and 9.1 percent for the European Union (EU27) in August, see Exhibit I. Spain is in the worst condition, with unemployment nearing 20 percent, and it doesn't look to be slowing anytime soon.
- Retail trade continues to decline, although at a marginally slower pace. It was down -0.2 percent month-over-month for the euro area and -0.3 percent for the EU27 during the month of August, see Exhibit I. While we do not believe there will be a material pickup in the near-term, we believe it will likely stabilize, as several European countries have strong social networks that protect them from economic slowdowns.
- As we illustrated last quarter, sentiment continues to improve. The German Ifo sentiment measure shows a material recovery in sentiment, see Exhibit I.
- The housing market has been less of a drag on the European economy relative to other developed nations, particularly the U.S. Part of the reason is the fact that fewer individuals in Europe own their homes, and, when they do, substantial down payments are needed, which reduces the risk of default. This is seen by residential mortgage debt to GDP being much lower for Europe as a whole than for the U.S. Even so, while European countries have suffered because of the falling real estate market, we are now beginning to see signs of improvement, as housing prices are now off their lows.
- We noted last quarter that the decline in industrial new orders was lessening and beginning to show signs of stabilization. In fact, orders are now showing improvement. Industrial new orders appreciated +2.6 percent month-over-month for the euro area and +1.6 percent for the EU27, see Exhibit I. This was led by demand for consumer durable goods and intermediate goods (partly-finished products).
- Traditionally the ECB has managed the economy with their "2 percent inflation ceiling" as a key benchmark. While that has been less of a concern over the past two years, it may again become a factor, as we believe there may be modest inflation in 2010. Nonetheless, Eurostat estimates September inflation to be -0.3 percent, down from August inflation of -0.2 percent, see Exhibit D. Our concerns about rising inflation stem from rising industrial producer prices and labor costs, as they continue their upward trend that began in mid-2005.

A Win for Angela Merkel's Christian Democratic Union Party

On September 27th the German public voted for a more conservative government with the Christian Democratic Union (CDU)/ Christian Social Union (CSU) winning 15 percent of the votes and the Free Democratic Partners (FDP) winning 34 percent, giving them a ruling coalition. See Exhibit J for the election outcome. The collaboration of the CDU/CSU and FDP parties should be positive for the German economy. While we shouldn't expect a major policy shift, we should see some more business-friendly policies from a continuation of Angela Merkel's leadership. We wouldn't be surprised to see individual income tax cuts, and corporate and inheritance tax reform. Additionally, utilities with nuclear power plants stand to benefit as the coalition will likely reverse the 2000 decision to phase out seventeen nuclear plants. However, the two parties don't agree on

every matter and there could be issues with reforming welfare, the labor market, and defense spending, see Exhibit J.

KEY HIGHLIGHT TOPICS IN ASIA

A Still Fragile Japanese Economy

Last quarter we thought that the worst of the Japan's economic downturn was over. That was confirmed this quarter when Japan officially emerged from a year-long recession in June with second quarter GDP up +0.6 percent quarter-over-quarter. Now, our concerns lie with the yen strength, and the dampening impact it will have on Japanese export profitability, and the deflationary pressures that are surfacing. We fear these two factors may contribute to another economic downturn. As noted below, economic data continues to be mixed.

- Unemployment remains high, at 5.7 percent. However, this is still lower than several other developed nations, see Exhibit K.
- Second quarter real household consumer spending rose a real +3.1 percent year-over-year, but this was due to a significant boost from government subsidies for replacing consumer electronics and cars, resulting in +28.8 percent growth in spending on durable goods.
- While household spending rose, overall retail sales continue to be weak, see Exhibit L. National department store sales have declined year-over-year for 17 months straight through July, while chain store sales posted their eighth straight month of declines.
- The headline business conditions diffusion indices (DI) of large firms was as expected. For large manufacturers, the DI of -33 was in line with consensus; while for large non-manufacturers, the DI outcome of -24 was marginally ahead of consensus, see Exhibit L. The manufacturing DI showed improvement in nearly all sectors due to strong orders for chemicals, electrical machinery, and precision equipment. However, the appetite for capital expenditure remains lackluster.
- August machine tool orders declined -71.5 percent year-over-year, the ninth consecutive fall in excess of -70 percent, see Exhibit L. Both the domestic and foreign portions are equally depressed,
- Exports continue to portray a V-shaped recovery, as volumes rose +1.4 percent month-over-month in August. Japanese export growth, though up for the U.S. and Europe, is being driven by Asian demand, see Exhibit L.
- On September 29th, the Ministry of Internal Affairs and Communications released nationwide CPI data for August. CPI fell -2.2 percent year-over-year, core CPI (which excludes fresh food) declined -2.4 percent, and core-core CPI (which excludes energy and food except for alcoholic beverages, as defined in the U.S. and Europe) fell -0.9 percent, see Exhibit D. This is the largest rate of decline on record. Deflationary pressures from the demand side are rising, meaning an increased gap in supply and demand, a result of the economic slowdown.

Lack of Clear Economic Growth Strategy and Economic Policy

The new Democratic Party of Japan (DPJ) won in a landslide lower house victory (308 of 480 seats), the first change in party leadership for 45 years, see Exhibit M. However, the new administration is under immense pressure to revive the economy and has been criticized for their lack of economic growth strategies. To further this, the DPJ government formally decided to suspend parts of a ¥15,000 billion ($164 million) economic stimulus package that the previous administration passed, as DPJ leaders complained that it contained too much wasteful and ill-considered spending. This may detract from economic growth. In addition, given the growing deflationary forces of late, the DPJ will need to implement anti-deflationary measures.

A failure to deliver by Prime Minister Hatoyama's administration could deprive the DPJ of a chance to win a majority in an election

for parliament's less powerful upper house next summer, forcing it to keep relying on tiny but noisy opposition partners to pass legislation. The first test in the upper house election will come on October 25th, when a special election will fill two recently-vacated seats.

China's V-Shaped Economic Recovery

After reporting positive GDP growth of +7.9 percent in the second quarter, we expect economic growth to further accelerate in the second half of 2009. We expect investment and retail to remain strong while exports become less of a drag later this year. Given that the upturn is still mainly stimulus-driven and weakness in external demand persists, we would be surprised to see any significant tightening from the government in 2009. Recent economic data includes:

- Industrial production accelerated +12.3 percent year-over-year in August, hitting a twelve month high, due to an upsurge in auto production (+90 percent), see Exhibit N. This upsurge was driven by the government tax cut program and, to a lesser extent, their "cash for clunkers" program.
- Fixed asset investment (FAI) grew +33 percent year-over-year in the first eight months of 2009 and is expected to remain strong for the rest of this year, see Exhibit N. Within FAI, real estate investment was up +34.6 percent in August from +19.7 percent in July.
- Nominal retail sales continue to be strong, up +15.4 percent year-over-year in August, led by autos and building materials, see Exhibit N. Consumer confidence continued to recover in July and jobs appear to be coming back.
- The Purchasing Managers' Index increased further (beyond typical seasonality) to 54.3 percent in September from 54 percent in August, the seventh straight month of readings above 50 percent, see Exhibit N. Employment and new export orders indices showed particularly large improvements, which is positive for the consumption and export outlook. Nonetheless, on a year-over-year basis, exports continued to disappoint, down -23.4 percent in August, compared to -23.0 percent in July.
- CPI was down -1.2 percent year-over-year in August, which suggests the -1.8 percent decline in July was the bottom for deflation this cycle, see Exhibit D. Recently, food prices have been creeping up and we expect the CPI decline to narrow and move into positive territory toward the end of 2009.
- Monetary policy: the end of easing, but still pro-growth. After new loans exploded to 1.53 trillion renminbi in June, new loan creation tumbled back to a more normalized level (410 billion renminbi in August). Going forward, we expect further normalization in monetary expansion, but sufficient for continued economic recovery.

The Chinese government is increasingly focused on rebalancing the economy, by reducing the reliance on exports and investment and increasing domestic consumption. However, simply urging households to save less will not be enough. Improving the welfare state is important, but policy also needs to focus on how to lift household income. Chinese household income as a percentage of GDP has declined from 52 percent to 40 percent over the past ten years because of the focus on capital-intensive heavy industries, such as steel, rather than more labor intensive services. To address this issue, the government is planning to develop the service sector more rapidly, as it holds great potential for creating jobs.

At the United Nations Climate Summit, China's President, Hu Jintao, gained praise from international leaders when he changed China's prior position that wealthier nations need to make concessions, and promised to set a target for reducing the rate of increase for China's greenhouse gas emissions. President Hu also reiterated China's target (set in 2007) to increase the share of non-fossil fuels to 15 percent by 2020. We expect significant progress in the energy and food chains over the coming decade.

Asia ex-Japan Economies Recovering

Asia ex-Japan economies continue to exhibit signs of a recovery, driven by accommodative monetary policy, improving domestic

demand, continued raw material demand from China, and improved export growth. Despite economic growth returning, the risk of inflation and monetary tightening doesn't appear to be an issue until 2010. Hong Kong, India, Australia, and South Korea comprise the majority of the Asia ex-Japan exposure.

Hong Kong's August retail sales data trend is continuing to show improvement. Sales fell -0.2 percent year-over-year in value (low of -12.7 percent in February) and were down -1.0 percent in volume (low of -13.9 percent in February), as shown in Exhibit O. A similar improving trend can be seen in the export/import picture. August exports rose +0.5 percent month-over-month (non-seasonally adjusted) and imports increased +0.5 percent month-over-month. Additionally, home prices were up +26.9 percent year-to-date and down -2.6 percent from their 2008 peak. It also appears that office rents are now bottoming.

India's industrial production improved +6.8 percent year-over-year in July, from a low of negative -0.75 percent in March, see Exhibit O. July exports declined -28.4 percent year-over-year from a low in April of -33.2 percent; however, imports fell -37.1 percent to a new low. India's economic health is dependent on sufficient rainfall. Thus far the rainfall deficiency has improved; however, it is still 23 percent below normal and may lower GDP growth by about 1 percent.

Two other economies of importance are Australia and Korea, both of which are rebounding quite strongly. These economies are export-dependent and are benefiting from emerging market demand. In Australia, mining exports account for about 40 percent of exports and, as seen in Exhibit O, China is a large component of Australia's exported goods. In South Korea, merchandise trade is equivalent to 36 percent of GDP. South Korea's September exports fell only -6.6 percent year-over-year, the smallest decline since October 2008, see Exhibit O. The Korean export recovery has been led by electronic products, machinery equipment, steel, computers, semiconductors, and telecommunications equipment.

KEY HIGHLIGHT TOPICS IN LATIN AMERICA

Latin American Economies Stronger

The Latin American economies continue to gain from an improving domestic and global economy. As raw material exports to Asia remained strong and domestic consumption picked up, along with easy credit measures, Brazil emerged from a recession in the second quarter. Industrial production rose for the eighth consecutive month in August, from a recovery in automotive, oil refining, and electronic sectors. It appears that Brazil's economy is on track to become a developed economy, overtime, as Moody's Investor Service upgraded Brazil's local and external currency debt ratings to Baa3 investment grade. Additionally, Brazil will host the 2014 World Cup and the 2016 Summer Olympics in Rio de Janeiro, giving it an even more visible global presence.

Chile's economy is also benefitting from the improving global economy, as exports account for over 45 percent of GDP, most of which is raw materials. Although still in recession, Chile's economy appears to have bottomed in the second quarter as it now has recorded four straight months of GDP expansion, led by increased mining production and domestic consumption.

Mexico's economic recovery remains dependent on the U.S. economy and oil prices. With the U.S. economy showing mixed recovery signals, we remain cautious on a Mexican economic recovery.

Exhibit A

Global Economic Assumptions
Modest 2010 GDP Growth and Inflation

	GDP GROWTH				INFLATION			
	2008A	2009E	2010E	2008-2012 (5 Yr CAGR)	2008A	2009E	2010E	2008-2012 (5 Yr AVG)
Global Economy	**1.9%**	**(1.0)%**	**2.4%**	**1.7%**	**3.8%**	**1.0%**	**2.1%**	**2.0%**
United States	0.4	(2.5)	1.7	1.0	3.8	(0.2)	2.6	1.3
Euro Area	0.7	(4.0)	1.0	0.1	3.3	0.5	1.0	1.5
United Kingdom	0.7	(3.5)	1.0	0.3	3.6	1.5	2.0	1.9
Japan	(0.7)	(5.5)	0.5	(1.3)	1.5	(1.3)	0.0	0.0
Asia Ex Japan	6.7	5.5	7.5	6.3	6.5	1.0	2.5	3.0
Latin America	4.2	(2.0)	3.0	4.0	7.8	6.5	6.0	6.0

10-Year Bond Yields

	2007	2008	2009		2010
	12/31A	12/31A	9/30A	12/31E	12/31E
United States	4.0%	2.2%	3.3%	4.0%	4.5%
Euro (Germany)	4.3	2.9	3.2	3.5	4.0
Japan	1.5	1.2	1.3	1.5	2.0
United Kingdom	4.5	3.0	3.6	4.0	4.5

Exchange Rates

	2007	2008	2009		2010
	12/31A	12/31A	9/30A	12/31E	12/31E
Euro ($/€)	1.46	1.40	1.46	1.47	1.45
Japan (¥/$)	112	91	90	90	95
UK ($/£)	1.98	1.46	1.60	1.65	1.60

Source: Bloomberg, Morgan Stanley, Bank of America Merrill Lynch, and Sit Investment Associates, Inc., October 9, 2009

Exhibit B

OECD Composite Leading Indicators Indicate a Recovery is Underway

The United States


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Euro Area


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

The United Kingdom


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Japan


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Source: OECD Composite Leading Indicators, October 9, 2009

Exhibit C

Developing Economies are the Driving Growth Force



IMF expectations for GDP growth in 2010 (%)
World
2.5
3.1
US
0.8
1.5
Japan
1.7
1.7
China
8.5
9.0
Eurozone
-0.3
0.3
UK
0.2
0.9
Forecasts
July 2009
October 2009
Source: IMF
Output destruction
IMF forecasts for path of GDP, latest vs April 2007
160
140
120
100
Developing economies
April 2007 forecast
Advanced economies
April 2007 forecast
2006
07
08
09
10
11
12
13
14

Source: The Financial Times, October 2, 2009

Exhibit D

Will We See Inflation in 2010?

The United Kingdom


U.K. CPI Y/Y %
Aug: 1.5%
8
6
4
2
0
1992
1995
1998
2001
2004
2007

Euro Area


EUROZONE CPI Y/Y %
Aug: -0.2%
5
4
3
2
1
0
-1
1992
1995
1998
2001
2004
2007

Japan


JAPAN CPI Y/Y %
Aug: -2.3%
20
15
10
5
0
-5
1975
1980
1985
1990
1995
2000
2005

China


CHINA CPI Y/Y %
Aug: -1.2%
30
25
20
15
10
5
0
-5
1992
1995
1998
2001
2004
2007

Source: ISI Group, October 8, 2009

Exhibit E

Central Bank Interest Rate Activity


First Move | Australia's interest-rate rise sets the stage for global central banks' policies to diverge
AUSTRALIA
INDONESIA
CHINA
NORWAY
8%
6
4
2
0
Up 0.25
2008
2009
U.K.
SOUTH KOREA
EURO ZONE
U.S.
Sources: Thomson Reuters Datastream; Moody's Economy.com

Source: The Wall Street Journal, October 7, 2009

Exhibit F

International Market Performance

ASIA PACIFIC REGION	Quarter-to-date 9/30/09 Market % Chg US$	Local	Currency % Chg	Year-to-date 9/30/09 Market % Chg US$	Local	Currency % Chg
Australia (ASX)	31.1	20.0	9.2	63.9	29.5	26.6
Hong Kong (HSI)	14.0	14.0	0.0	45.7	45.6	0.0
Japan (NIK 225)	9.7	1.8	7.8	15.8	14.4	1.3
New Zealand (NZX 50)	24.5	11.5	11.7	44.9	17.1	23.8
Singapore (STI)	17.7	14.5	2.7	55.1	51.7	2.2
China (SHGH A)	(6.1)	(6.1)	0.1	52.5	52.6	(0.0)
India (BSE 100)	17.5	17.9	(0.4)	81.3	79.0	1.3
Indonesia (JSX)	28.6	21.7	5.6	105.3	82.1	12.8
Korea (KOSPI)	30.1	20.4	8.1	59.1	48.8	6.9
Malaysia (KLSE)	13.5	11.8	1.6	37.1	37.1	(0.0)
Philippines (PSE)	16.7	14.9	1.6	50.1	49.5	0.4
Taiwan (TAIEX)	19.1	16.7	2.1	67.0	63.6	2.1
Thailand (SET)	22.4	20.0	2.0	65.9	59.4	4.1

LATIN AMERICA	Quarter-to-date 9/30/09 Market % Chg US$	Local	Currency % Chg	Year-to-date 9/30/09 Market % Chg US$	Local	Currency % Chg
Argentina (MERVAL)	29.1	30.7	(1.2)	72.7	92.2	(10.2)
Brazil (IBOV)	31.5	19.5	10.0	114.4	63.8	30.9
Chile (IPSA)	3.8	7.5	(3.4)	62.5	40.3	15.8
Mexico (IPC)	17.0	20.0	(2.5)	33.9	30.6	2.5
Peru (BVL)	20.9	16.0	4.3	133.4	114.9	8.6

AFRICA/MIDDLE EAST	Quarter-to-date 9/30/09 Market % Chg US$	Local	Currency % Chg	Year-to-date 9/30/09 Market % Chg US$	Local	Currency % Chg
Israel (TA-100)	14.6	10.3	3.8	57.1	57.1	0.0
Morocco (MADEX)	(5.3)	(8.5)	3.5	0.1	(3.8)	4.0
Pakistan (KSE 100)	27.8	30.5	(2.1)	51.7	59.4	(4.9)
South Africa (FTSE-JSE)	15.1	13.0	1.9	41.3	15.8	22.0

EUROPE	Quarter-to-date 9/30/09 Market % Chg US$	Local	Currency % Chg	Year-to-date 9/30/09 Market % Chg US$	Local	Currency % Chg
Austria (ATX)	31.0	25.7	4.2	58.4	50.6	5.2
Belgium (BEL 20)	27.5	22.4	4.2	36.9	30.2	5.2
Finland (OMXH)	18.4	13.6	4.2	23.9	17.9	5.2
France (CAC 40)	25.9	20.9	4.2	24.0	17.9	5.2
Germany (DAX)	23.0	18.0	4.2	24.1	18.0	5.2
Greece (ATHEX)	25.5	20.4	4.2	56.7	49.0	5.2
Ireland (ISEQ)	28.9	23.7	4.2	50.2	42.8	5.2
Italy (S&P/MIB)	28.3	23.1	4.2	26.8	20.6	5.2
Netherlands (AEX)	27.4	22.2	4.2	33.1	26.6	5.2
Portugal (PSI)	24.2	19.2	4.2	40.5	33.6	5.2
Spain (IBEX 35)	25.2	20.1	4.2	34.4	27.8	5.2
Denmark (OMXC 20)	20.1	15.2	4.2	42.2	35.2	5.1
Norway (OSE)	27.7	15.2	10.9	77.6	47.2	20.7
Sweden (OMXS A-S)	26.9	14.6	10.8	55.3	37.3	13.1
Switzerland (SMI)	22.6	17.0	4.8	17.2	14.2	2.6
United Kingdom (FTSE)	17.3	20.8	(2.9)	28.8	15.8	11.2
Czech Rep (PX)	38.0	28.8	7.1	50.4	34.8	11.5
Poland (WIG)	35.7	23.5	9.8	41.1	38.0	2.2
Turkey (ISE100)	34.0	29.7	3.4	85.2	78.3	3.8
Russia (RTS)	27.1	27.1	3.7	98.5	98.5	1.6

NORTH AMERICA	Quarter-to-date 9/30/09 Market % Chg US$	Local	Currency % Chg	Year-to-date 9/30/09 Market % Chg US$	Local	Currency % Chg
Dow Jones Industrial Avg	15.0	15.0		10.7	10.7	
S&P 500	15.0	15.0		17.0	17.0	
NASDAQ	15.7	15.7		34.6	34.6	
Canada (TSE)	18.8	9.8	8.2	45.8	26.8	15.0

Source: FactSet Research Systems, September 30, 2009

Exhibit G

A Weak U.S. Dollar



Exchange Rate
U.S. Dollar per Euro
Daily: Sep 30, 2008 - Sep 30, 2009
High: 1.4793
Low: 1.2449
Last: 1.4617
1.4500
1.4000
1.3500
1.3000
1.2500
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
Exchange Rate
Japanese Yen per U.S. Dollar
Daily: Sep 30, 2008 - Sep 30, 2009
High: 106.2
Low: 87.6
Last: 89.5
106.0
104.0
102.0
100.0
98.0
96.0
94.0
92.0
90.0
88.0
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
Exchange Rate
U.S. Dollar per British Pounds
Daily: Sep 30, 2008 - Sep 30, 2009
High: 1.7824
Low: 1.3669
Last: 1.5993
1.8000
1.7500
1.7000
1.6500
1.6000
1.5500
1.5000
1.4500
1.4000
1.3500
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
Exchange Rate
U.S. Dollar per Australian Dollar
Daily: Sep 30, 2008 - Sep 30, 2009
High: 0.8826
Low: 0.6072
Last: 0.8826
0.8500
0.8000
0.7500
0.7000
0.6500
0.6000
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep

Source: FactSet Research Systems, October 7, 2009

Exhibit H

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	14.9	13.5	12.8	23.1	16.3	14.8
Post 1990 Average	16.5	14.6	12.9	34.2	14.0	16.9
Discount/Premium	*-9.7%*	*-7.5%*	*-0.8%*	*-32.5%*	*16.4%*	*-12.4%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	8.0	6.8	6.9	8.4	8.4	7.6
Post 1990 Average	9.8	6.8	7.7	9.8	8.7	8.8
Discount/Premium	*-18.4%*	*0.0%*	*-10.4%*	*-14.3%*	*-3.4%*	*-13.6%*

Free Cash Flow Yield

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	6.0	5.2	6.2	-0.2	3.5	4.7
Post 1990 Average	3.8	3.2	3.5	0.0	3.5	2.9
Discount/Premium	*57.9%*	*62.5%*	*77.1%*	*NM*	*0.0%*	*62.1%*

Source: Nomura International plc, Europe, October 2, 2009

Exhibit I

A European Economic Recovery is Well Underway

Increasing Unemployment


Euro area and EU27 unemployment rates
Euro area (EA16), seasonally adjusted series
EU27, seasonally adjusted series
%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Eurostat, October 1, 2009

Retail Sales Decline is Tapering Off


Deflated turnover for total retail trade
Euro area, seasonally adjusted series
Trendline
EU27, seasonally adjusted series
Trendline
110
105
100
95
90
85
2005=100

Source: Eurostat, October 5, 2009

Confidence Continues to Mount


German Ifo: Expectations Rebound
Eurozone Output, yoy %
Ifo Expectations, 3mo fwd, rhs
10
5
0
-5
-10
-15
-20
105
100
95
90
85
80
75
70
65
Jan-92
Jan-95
Jan-98
Jan-01
Jan-04
Jan-07
Jan-10
Source: Ifo & Eurostat

Source: Bank of America/Merrill Lynch, October 2009

Industrial Orders are Ticking Up


Euro area and EU27 industrial new orders,
total manufacturing working on orders
Euro area, seasonally adjusted series
EU27, seasonally adjusted series
130
125
120
115
110
105
100
95
90
85
80
2005=100

Source: Eurostat, September 29, 2009

EXHIBIT J

A CONSERVATIVE SHIFT IN GERMANY


2009 election results
Percentage of vote
(Change from 2005)
FDP 14.6
(+4.7)
SPD 23.0
(-11.2)
Left party 11.9
(+3.2)
CDU/CSU
33.8
(-1.4)
Greens 10.7
(+2.6)
Other 6.0
Source: German Election Commission, preliminary results


Number of seats
(Number of seats won/lost)
SPD 146
(-76)
FDP 93 (+32)
Left party 76
(+22)
CDU/CSU
239
(+13)
Greens
68
(+17)
Total
622
CDU/CSU: Christian Democrats/Christian Social Union
SPD: Social Democrats
FDP: Free Democrats

Key policy areas: what will change under Germany's new government?

	Where the CDU & the FDP agree	*Where the CDU & the FDP disagree*	*Likelihood of change*
Tax	Both parties have campaigned for income tax cuts, as well as more fundamental reforms of the income, corporate and inheritance tax systems	• The CDU has called for €15bn in income tax cuts to be spread over four years • The FDP wants income tax relief of up to €50bn and for the cuts to kick in immediately. It wants responsibility for inheritance tax to be devolved to the federal states	High
Welfare reform	There is little common ground between the two on the future of the social security system, though both parties think it is poorly prepared to face the challenge of a rapidly ageing population	• Ms Merkel says robust growth is the best way to buttress the welfare state's finances. She will support organic change to the health and pension systems • The FDP wants to roll back the centralised health fund created in Ms Merkel's first term and replace today's wage-indexed health insurance contributions with a flat-rate levy	Medium
Labour market	Both parties have called for a relaxation of the tough means-testing rules for long-term jobseekers, allowing them to retain a bigger share of their savings if they remain unemployed for more than a year	• The FDP wants to relax laws that make it difficult for companies to fire employees on long-term contracts, to abolish the centralised Federal Labour Agency and to lower worker representation on companies' boards • Ms Merkel has rejected all of the above and her intention to pursue the grand coalition's policy of imposing minimum wages on low-pay sectors clashes with the FDP manifesto	Low
Foreign and defence	Both parties agree that a sudden or unilateral withdrawal from Afghanistan would be dangerous. Instead they favour a multi-lateral restatement of Nato's goals in Afghanistan and roadmap to enable troops to leave gradually. Both are for German engagement with Russia but critical on its human rights record	• The FDP favours the withdrawal of US nuclear weapons stationed in Germany, greater engagement with US President Barack Obama's proposals to cut global nuclear stockpiles and the abolition of military service • The CDU wants to retain military service and may resist the withdrawal of US nuclear weapons	Low

SOURCE: THE FINANCIAL TIMES, SEPTEMBER 29, 2009

Exhibit K

Higher Unemployment in 2009 For Most Countries


Unemployment rates
In selected countries (%)
As at Dec 1 2007
As at Jul 1 2009
South Korea
Japan
Australia
Italy
Germany
UK
OECD
Canada
US
France
Ireland
Spain
0
5
10
15
20
Source: OECD

Source: The Financial Times, September 17, 2009

Exhibit L

Japan is Out of Recession, But Still Weak

Retail Sales Remain at Low Levels



JAPAN NOMINAL RETAIL SALES
3 Mo.Avg. Y/Y %
Aug: -2.4%
12
8
4
0
-4
-8
82 84 86 88 90 92 94 96 98 00 02 04 06 08

Source: ISI, October 8, 2009

Tankan Statistics Point to an Upturn



Index
YoY%
Large Manufacturers DI*
Large Non-manufacturers DI*
Real GDP Growth, RHS
*includes Dec projection for both DIs
84 86 88 90 92 94 96 98 00 02 04 06 08 10
Source: BoJ, Cabinet Office

Source: Mizuho Securities Equity Research, October 1, 2009

Machine Tool Orders Moving Up



(JPY mn)
(%)
240,000
200,000
160,000
120,000
80,000
40,000
0
(M/Y)
Machine Tool Orders Value (LHS)
YoY Growth % (RHS)

Source: Barclays, October 8, 2009

Export Improvement, Particularly in Asia



Figure 4. Regional export volume indices
(2005 = 100)
160
140
120
100
80
60
40
20
0
02 03 04 05 06 07 08 09
Exports to US
Exports to EU
Exports to Asia
Source: Mizuho Securities Equity Research, based on MoF *Trade Statistics*

Source: The Financial Times, September 30, 2009

EXHIBIT M

DEMOCRATIC PARTY OF JAPAN VICTORY
THE FIRST PARTY LEADERSHIP CHANGE IN 45 YEARS

Public support for current administration (%)



90
80
70
60
50
40
30
20
10
0
Koizumi
Abe
Fukuda
Aso
Hato-yama
05.06
06.06
07.06
08.05
09.05
Approval rating
Disapproval rating

Source: Mizuho Securities Equity Research, based on *Nihon Keizai Shimbun* data

Public support for LDP and DPJ (%)



65
60
55
50
45
40
35
30
25
20
15
05.06
06.06
07.06
08.05
09.05
LDP
DPJ

Source: Mizuho Securities Equity Research, based on *Nihon Keizai Shimbun* data

SOURCE: MIZUHO SECURITIES EQUITY RESEARCH, OCTOBER 1, 2009

Exhibit N

A Chinese Economic Recovery

Industrial Production Growth Remains Respectable


Industrial Production
% chg
% chg
% yoy (Lunar New Year adjusted)
% mom sa (ann) (RHS)
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09

Source: NBS, CEIC, GS Global ECS Research.

Source: Goldman Sachs, September 11, 2009

Fixed Asset and Real Estate Investment Reach New Highs


%YoY, 3mma
2004
2005
2006
2007
2008
2009
Fixed Asset Investment
Real Estate Investment
Source: CEIC, BofA Merrill Lynch calculations.

Source: Bank of America /Merrill Lynch, October 2009

Retail Sales Growth Near Historic High


% chg yoy
Retail Sales Growth
Nominal
Real
Aug-95
Aug-97
Aug-99
Aug-01
Aug-03
Aug-05
Aug-07
Aug-09

Source: NBS, CEIC, GS Global ECS Research.

Source: Goldman Sachs, September 11, 2009

Manufacturing PMI in Expansion Territory


(index)
PMI: manufacturing index
PMI: new orders
PMI: production
'05.1
'06.1
'07.1
'08.1
'09.1

Source: National Bureau of Statistics

Source: Woori Investment & Securities, October 7, 2009

Exhibit O

Asia Ex - Japan is Recovering

Honk Kong Retail Sales are Rebounding


HONG KONG REAL RETAIL SALES
Aug : 120.1
Latest Click 122.0
128
123
118
113
108
103
98
05
06
07
08
09

Source: ISI, October 2009

India's Industrial Production is Rebounding


YoY%
YoY%, 3MMA
15%
12%
10%
7%
5%
2%
-1%
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Source: CSO, CEIC, Morgan Stanley Research

Source: Morgan Stanley, October 9, 2009

Australian Exports Benefit from Chinese Demand


% AUSTRALIA NOMINAL GOODS EXPORTS
12 Mo. Avg. Feb
China: 15.3%
US: 5.4%
16
14
12
10
8
6
4
2
88
90
92
94
96
98
00
02
04
06
08

Source: ISI, July 29, 2009

Korean Exports Turning Up


Export - Korea
(S.A by ISI Group)
Sep: 32.5
45
40
35
30
25
20
2005
2006
2007
2008
2009

Source: ISI, October 2009